Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-216933 on Form S-1 of our report dated February 28, 2017 relating to the consolidated and combined financial statements of Donnelley Financial Solutions, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the allocation of certain assets, liabilities, expenses and income that have historically been held at the RR Donnelley & Sons Company corporate level but which are specifically identifiable or attributable to Donnelley Financial Solutions, Inc.) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Chicago, IL

June 7, 2017